UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 000-53543

Ballard Power Systems Inc.

(Translation of registrant's name into English)

9000 Glenlyon Parkway
Burnaby, B.C. V5J 5J8

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                       Form 40-F ☑

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference (i) as an Exhibit to the Registration Statement on Form F-10 (File No. 333-287958) of Ballard Power Systems Inc. and (ii) into the Registration Statement on Form S-8 (File No. 333-271785) of Ballard Power Systems Inc.

DOCUMENTS FILED

Exhibit	Description

99.1	Material Change Report, dated July 3, 2026
99.2	Share Purchase Agreement, dated June 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALLARD POWER SYSTEMS INC.

Date: July 7, 2026
	By:	/s/ Kate Igbalode
	Name:	Kate Igbalode
	Title:	Chief Financial Officer

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